

Engaged Capital's Perspectives on ROVI



April 16, 2015



Table of Contents



Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Engaged Capital, LLC ("Engaged Capital") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Engaged Capital, and are based on publicly available information with respect to Rovi Corporation (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Engaged Capital has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Engaged Capital and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Engaged Capital shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Engaged Capital believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Engaged Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Engaged Capital disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Executive Summary



About Engaged Capital

Strategy

- Private equity style investing in public equities
- Focused on the small-mid cap space ($500mm - $8bn market cap)
- Highly concentrated, conviction indexed portfolio of 10 to 15 positions
- Typically own 1.0% to 9.9% of portfolio companies, no control positions
- Bring an owner's perspective to management and the board
- Long-term investors (typical investment horizon of 2 to 5 years)

Team & Experience

- Investment team previously worked together at Relational Investors, a $6bn activist equity fund
- 40+ years experience catalyzing changes that drive value in public markets
- Consulting, investment banking, private equity and asset management backgrounds
- Utilize extensive network and deep research

Guiding Principles

- Hold management and boards accountable
- Represent all shareholders' interests
- Communicate honestly and with transparency
- Deliver on all of our commitments
- Leave our portfolio companies in better shape than when we invested
- Build an ownership culture inside Engaged Capital and externally with our portfolio companies

Engaged Capital owns 550,000 shares of ROVI stock worth more than $10mm[1], or 7.5% of our current portfolio

Based on the 4/15/2015 closing share price of $18.58.

ROVI Company Overview

Company Overview

- Provider of digital entertainment technology solutions created through the merger of Macrovision and Gemstar in May 2008

- Report operations in two segments: (i) Intellectual Property Licensing and (ii) Products

- 400mm devices employ Rovi's guidance technologies

  - ~19mm households in North and South America use Rovi's cable guide products

- Patents

  - Rovi holds over 5,000 issued or pending patent applications worldwide

  - Technology independent (Linear, DVR, VOD, TVE, OTT, etc.)

- Rovi Data enables entertainment discovery with information on:

  - 5.25mm TV programs and movies

  - 3.2mm album releases and 30mm tracks

  - 9mm books and 71k games

- 1,200+ employees worldwide

- Corporate headquarters in Santa Clara, CA

Source: Company website, filings and presentations.
1. Excludes equity-based compensation, transaction, transition and integration expenses.

ROVI Offering

- Product solutions include:

  - **Personalized content discovery:** interactive program guides (IPG), recommendations, content and search capability

  - **Analytics:** solutions to help broadcast networks, cable TV operators, service providers and other television distributors build highly targeted campaigns

  - **Advertising:** IPG advertising, the Rovi Advertising Network and advertising on Rovi operated consumer websites

Financial Profile[1]



($mm)

	2012A	2013A	2014A
Revenue	$526	$537	$542
Adj. EBITDA	$223	$239	$233

ENGAGED CAPITAL

Why We Invested In ROVI

- Extensive and defensible patent portfolio
- Significant and consistent cash flow generation
- Recurring revenue model with limited capital requirements
- Strong balance sheet with capital allocation flexibility
- Potentially well-positioned in growing areas of media

We believe there is significant value in ROVI, however change is necessary to unlock that value for shareholders

Timeline of Engaged Capital's Engagement with ROVI

Engaged Capital has been an investor in ROVI since early 2013 and has tried to engage in meaningful and constructive dialogue with the Board and management team



(share price in $)

May 2013
Met with CFO of Rovi to discuss concerns

Nov 2013
Met with Chairman, CEO and CFO to continue discussions

Mar 2014
Met with CEO to discuss cost structure and capital allocation

Jun 2014
Sent letter outlining issues with exec. compensation program

Oct 2014
Called CEO regarding Board composition and strategic issues

Jan 2015
Met with CEO on Investor Day, discussing strategic options for ROVI

Aug 2013
Met with CEO and CFO to discuss concerns on company strategy

Feb 2014
Met with CFO to discuss company strategy

Apr 2014
Held call with Chairman and CFO to discuss exec. compensation

Aug 2014
Held call with CEO stating desire to add new directors to Board

Nov 2014
Call with ROVI executives regarding exec. compensation

Mar 2015
ROVI informs Engaged of plans to conduct own director search process

Source: Engaged Capital proxy statement as of 4/13/2015, FactSet data as of 4/15/2015.

Investing in ROVI Has Been a Losing Proposition for Shareholders

Over the past 5 years, shareholders have suffered a 51% decline in share price (and a 73% decline from peak) and have suffered through the destruction of immense shareholder value



(share price in $)

Feb 2011
Closed acquisition of Sonic for $763mm

Dec 2011
Tom Carson appointed CEO

Feb 2012
Divestiture of Sonic begins with sale of Roxio

Sep 2013
Additional Sonic divestiture with sale of ROVI Entertainment Store requiring cash payment to the buyer

Mar 2014
Completes Sonic divestiture with sale of DivX and MainConcept

$18.58 (51.4%)

Source: Company filings, FactSet data as of 4/15/2015.

ROVI Has Significantly Underperformed Peers Over Almost Any Time Period

1 Year – Indexed[1]



3 Year – Indexed[1]



5 Year – Indexed[1]



Since the Acquisition of Gemstar – Indexed[1,2]



ROVI — Russell 2000 — S&P 400 Mid-Cap Software & Services

Source: FactSet data as of 4/15/2015.
1. *Indexed to 0.*
2. *Gemstar-Macrovision merger was announced 12/7/2007.*

ROVI Has Dramatically Missed on its Long-Term Revenue Targets…

Leadership has a track record of failing to deliver on its strategic and financial plans that we believe creates a credibility gap with the market

Long-Term Guidance for ROVI Standalone Business set in 2011[1]



Achieved only 56% of long-term target

$mm

■ Management Guidance ■ Actual

Source: Company filings and 2011 Analyst Day presentation from 1/5/2011.
Note: Sonic merger was announced on 12/20/2010 and closed on 2/11/2011.
1. *Guidance and actual results exclude contribution from Sonic. 2011 guidance and long-term growth rates taken from 2011 Analyst Day presentation. Assumes the midpoint of ROVI standalone revenue of $585mm to $615mm for 2011 and long-term standalone revenue growth of 15.0% to 20.0%.*

Operating margins not only missed targets, but actually decreased

Adjusted Pro Forma Operating Margin for ROVI Standalone Business set in 2011[1]



27% below long-term target

Management Guidance   **Actual**

Source: Company filings and 2011 Analyst Day presentation 1/5/2011.
Note: Sonic merger was announced on 12/20/2010 and closed on 2/11/2011.
1.   *Adjusted margin excludes equity-based compensation and transaction and integration costs, per management's methodology.*
2.   *2012E and 2013E margin grown linearly from provided management guidance in 2011 for illustrative purposes.*

The Board Has Profited Despite Shareholder Losses

Shareholders have suffered greatly while a stagnant Board has netted over $11mm in cumulative compensation[1]



(share price in $)

($mm)

$3.6 — 2010
$7.0 — 2011
$8.5 — 2012
$10.0 — 2013
$11.5 — 2014

$18.58 (51.4%)

= Cumulative Board compensation since the Sonic acquisition[2]

We believe dramatic change is needed to reverse persistent long-term underperformance

Source: Company filings, FactSet as of April 15, 2015.
1. *Cumulative compensation includes cash and stock options.*
2. *The Sonic acquisition closed on February 11, 2011.*

10

ROVI's History of Underperformance

Key Drivers of ROVI's Underperformance

ROVI's leadership team has failed on a number of fronts

1 — **Failed Strategic Plans and Poor Execution**
- Multiple failed growth strategies
- Current strategic plan risks being another iteration of past failed plans

2 — **Excessive Cost Structure**
- Increasing expense structure despite flat revenues
- Oversized corporate cost structure

3 — **Undisciplined Capital Allocation**
- Pattern of value-destructive decision-making

4 — **Misaligned Compensation**
- Excessive and poorly designed compensation structure

5 — **Poor Corporate Governance**
- Entrenched Board lacking necessary expertise without "skin in the game"
- Restrictive corporate governance clauses limiting shareholder rights and entrenching current leadership

ROVI's History of Underperformance



- **Failed Strategic Plans & Poor Execution**
- Excessive Cost Structure
- Undisciplined Capital Allocation
- Misaligned Compensation
- Poor Corporate Governance

ROVI Has Two Different Business Models

IP Licensing

- Patents licensed under long term agreements to leading Service Provider, Consumer Electronics, and OTT customers

- Patents are related to content discovery, DVR and VOD functionality, multi-screen functionality and interactive applications such as interactive advertising

- More than 5,000 issued patents and pending patent applications globally (72% are issued)

- Upcoming renewals with large Service Provider customers

- Key business model features:
  - High recurring revenue
  - High operating margins, requires limited investment
  - Low COGS, minimal variable costs

Product Business

Vertical	Solutions	% 2014 Revenue
Service Providers	■ Interactive Program Guides ("IPGs") ■ Advertising ■ Data ■ Analytics	80%
Consumer Electronics	■ IPGs – incorporated into products such as televisions or Blue-Ray players	9%
Other	■ Legacy analog content protection ("ACP")	12%

- Key business model features:
  - Recurring revenue models
  - Requires significant investment
  - Numerous competitors

Selected 2015E Business Metrics ($mm)

Revenue by Segment



2015E Revenue = $550mm

OPEX by Segment [1]



2015E OPEX = $330mm

EBITDA by Segment [1]



2015E EBITDA = $220mm

Source 2015 Analyst Day presentation on 1/7/2015, 2014 10-K filing.
1. *Excludes equity-based compensation, transaction, transition and integration expenses, and depreciation; corporate overhead allocated based on revenue.*

High Margin IP Licensing Business Funds Heavy Investment in Low Return Product Business

2015E Financials by Segment[1]



EBITDA Margin	68%	7%

Rich cash flows from IP licensing business are subsidizing a risky product strategy that has failed to produce results over a number of years

Source: 2015 Analyst Day presentation from 1/7/2015.
1. Excludes equity-based compensation, transaction, transition and integration expenses, and depreciation; corporate overhead allocated based on revenue.

ROVI has spent $380mm on R&D initiatives since 2011, nearly all of which was focused on its product strategy

Cumulative R&D Spend Since 2011



Source: Company filings.
Note: Excludes all divested and discontinued operations including Sonic; excludes equity-based compensation and transaction, transition and integration expenses.
1. 2011A ROVI standalone R&D expense based on reported R&D and equity-based compensation numbers per 2013 10-K filing; equity-based compensation allocated between COGS, R&D, and SG&A based on the same proportions as reported in the 2012 earnings release (8-K dated 2/13/2013); ROVI's overall transaction, transition and integration expenses from 8-K dated 2/13/2013 were in-line with overall figures from 2014 10-K numbers and allocation is assumed to be unchanged.

…and Has Supplemented Growth Investments with an Aggressive Acquisition Strategy

The Board has presided over $1.3bn of investment since 2011, primarily focused on its product strategy

Overall R&D and M&A Investment Since 2011[1]



$mm
$1,500
$1,250
$1,000
$750
$500
$250
$0
$380
$763
$150
$28
$1,320
$941
$380
Represents 78% of ROVI's current market capitalization[3]
R&D
Sonic
Other M&A[2]
Purchases of Patent Portfolios
Total Investment

Source: Company filings and releases.

1. *R&D excludes impact of Sonic businesses, which are classified as discontinued operations; R&D investment excludes equity-based compensation and transaction, transition and integration expenses; 2011A ROVI standalone R&D expense based on reported R&D and equity-based compensation numbers per 2013 10-K filing; equity-based compensation allocated between COGS, R&D, and SG&A based on the same proportions as reported in the 2012 earnings release (8-K dated 2/13/2013); ROVI's overall transaction, transition and integration expenses from 8-K dated 2/13/2013 were in-line with overall figures from 2014 10-K numbers and assumed unchanged.*
2. *M&A expenditures shown net of cash acquired.*
3. *Based on a share price of $18.58 as of 4/15/2015 and 90,531,529 shares as per proxy filing as of 4/13/2015.*

Despite This Significant Investment, ROVI Has Failed to Generate ANY Revenue Growth…



Total Revenue

$1mm of incremental revenue

Source: Company filings, SEC correspondence dated 10/20/2014, and earnings conference calls.
Note: Excludes all divested and discontinued operations including Sonic.

16

…and Product Revenue has Actually Declined

Product Revenue



Source: Company filings, SEC correspondence dated 10/20/2014, and earnings conference calls.
Note: Excludes all divested and discontinued operations including Sonic.

ROVI Appears to be Perpetually in "Transition" Mode

Investors are left wondering "when will we reach the promised land?"

Q4 2012 Earnings *2/13/2013*	*"**2012 was a very active transition year** for Rovi"*
Q4 2013 Earnings *2/12/2014*	*"**2013 was a year of transition**"*
Q1 2014 Earnings *4/30/2014*	*"I truly feel that a significant **transitional phase is now behind us**"*
JP Morgan Conference *5/21/2014*	*"Rovi has been a **transition story for probably the last two years**…we feel like a lot of that **transition is now behind us** and really what we're trying to do as a company is to grow pretty significantly"*
2015 Analyst Day *2/19/2015*	*"This past year **[2014] was a transition year**"*
2015 Analyst Day *2/19/2015*	*"[2015] year on year **revenues up slightly**"* *"we look at **2015 as a year for execution**…we are investing in growth products and IP to drive revenue **growth in 2016 and beyond**."*

Source: Company presentations and transcripts.
Emphasis added to quotes

Growth is Always "Just Around the Corner"

ROVI continues to promises double-digit growth, but always starting 1 to 2 years in the future

2011 Analyst Day
1/7/2011

> "We're well positioned to drive growth; you'll see that. Look, by ourselves, ***we think we have a 15% to 20% growth***... There are long-term growth drivers that are pertinent to the market on an overall basis."

2012 Analyst Day
1/12/2012

> "So ***we're pleased about the prospects that we have beyond 2012*** and onto to 2013, 2014, 2015."

2013 Analyst Day
1/9/2013

> "In '13, we're going to be really ***building the business and setting us up for '14***. We're going to see a period of sustainable growth going forward once again for the company."

2014 Analyst Day
1/8/2014

> "…as we look at '14 and ***we think of '15 as being a ramp up year over that and then in '16 and beyond***, keep in mind, Tom's comment at the beginning and for 16 months, we want to be and we will be a double-digit growth company."

Q4 2014 Earnings
2/19/2015

> "Rovi will be busy in 2015 and if successful, our accomplishments will set the stage for ***double-digit growth in 2016 and 2017***."

Shareholder Letter
4/13/2015

> "We expect ***double-digit revenue growth by 2016***, driven by major license renewals. We also expect ***double-digit revenue growth in 2017*** based on opportunities in both our IP and Products businesses in 2017"

2016 "Growth" is mainly a result of a deferred revenue write-down due to acquisition purchase accounting from original Gemstar merger 7 years ago

Source: Company letters, presentations, and transcripts.
Emphasis added to quotes

Several of ROVI's Largest Product Growth Initiatives Have Been Complete Failures

Rovi Entertainment Store	**Divested** (Paid acquiror to take business)
DivX	**Divested**
TotalGuide	**Discontinued**
Advertising	**<$20m of revenue in 2013**
Other	**Discontinued at least 10 other products**

Failed Growth Initiative: Rovi Entertainment Store

The Rovi Entertainment Store was one of the primary reasons ROVI pursued the acquisition of Sonic and was deemed a major growth initiative

Excitement at Time of Sonic Acquisition

> *"The primary value that we saw in the Sonic business was the RoxioNow[1] delivery capability."* [2]

Investor Day 2012	**Summary of Drivers & Trends – Future Growth** [3] ▪ Rovi Entertainment Store (RES, f/k/a CinemaNow) – poised to contribute significantly given a stable technology base, significant demand for white-label storefronts from mass retail and the opportunity for expanded device deployment

Failures

✖ ROVI invested over $40mm in R&D and SG&A from 2011 through 2012[4]

✖ Continued development delays and issues damaged asset quality

✖ Failed to gain traction – revenues were less than $15 million[5]

✖ Consistently lost money under ROVI's ownership

✖ Later was considered to be non-core operation

Divested in 2013, paying $8.5mm cash to buyer

Source: Company filings and presentations.
1) RoxioNow was rebranded to the Rovi Entertainment Store as per CEO Fred Amoroso's comments during the Q2 2011 earnings call. 2) James Budge, CFO at the Wedbush Conference, March 9, 2011.
3) Rovi Entertainment Store strategy per the 2012 Investor Day Presentation on January 12, 2012. 4) R&D & SG&A based on difference between reported adjusted financials pre and post divestiture.
5) Source: company filings including discontinued operations section, management public comments, and Sonic Solutions filings

Failed Growth Initiative: Rovi Entertainment Store (Cont'd.)

ROVI strongly believed in RES' viability as a growth driver

Q3 2011 Earnings Call
11/8/2011

"**We continue to have high expectations and believe the end markets are significant**, for both the Rovi Entertainment Store and data licensing."

"**We also expect the Rovi Entertainment Store to show strong growth**…."

2012 Analyst Day
1/12/2012

"Let me talk now about the Rovi Entertainment Store. And again, this one for me personally is actually – **it's a pretty exciting business**…

The opportunity for us, again, is, I think is pretty significant. It's a business that is growing very rapidly in terms of what's happening at the retail level.

Q4 2011 Earnings Call
2/16/2012

"**We believe the success we are discussing today indicates our investment in the Rovi Entertainment Store platform is paying off.**

Q2 2012 Earnings Call
8/2/2012

"**Long term, we think the Rovi Entertainment Store has great potential**…"

Q3 2012 Earnings Call
11/1/2012

"**I think Rovi Entertainment Store in my mind is a business that we still see very strong demand**, which I think is good."

ROVI then announced it planned to divest the Rovi Entertainment Store in January 2013

Source: Company transcripts and presentations.
Emphasis added to quotes.

Failed Growth Initiative: DivX

DivX Revenue[1]



$mm

2011A	$113
2012A	$117
2013A	$73

2011 – 2013 CAGR: (19.6%)

Failures

✗ Consistently late to market with new releases

✗ Failed to gain traction with DivX Plus Streaming product

✗ Existing businesses suffered under ROVI ownership due to development issues

✗ Considered to be a non-core operation in 2013

"We have not given enough priority to updating our DivX content creation software. This is critical to maintaining demand."

-Q2 2012 Earnings Call

"We have also experienced delays in rolling out DivX Plus streaming."

-Q2 2012 Earnings Call

"The failure to update the DivX product in a timely fashion has impacted certain product categories… where updates play a large role in determining whether your product continues to be included."

-Q3 2012 Earnings Call

Divested in 2014

Source: Company filings and presentations.
1. Calculated as the difference in overall revenue before and after DivX was reclassified into discontinued operations for 2011. 2012 and 2013 from discontinued operations in ROVI 10K.

23

Failed Growth Initiative: DivX (Cont'd.)

ROVI repeatedly built-up DivX as a growth engine despite continued commercial disappointments

Q4 2010 Earnings Call (2/15/2011)
"*We see a lot of good strength in the DivX related business*…it's had a great year in 2010, and is up to a really nice start in 2011. So lots of buttons we can push to find upsides and *our hope and goal obviously is that we continue to surprise on the upside* in 2011, as we have in the past."

Q2 2011 Earnings Call (8/9/2011)
"*We expect [DivX] to continue to be a 10% to 20% grower for us in the future*."

Q4 2011 Earnings Call (2/16/2012)
"I think *DivX has actually been a nice part of the acquisition that we got from Sonic Solutions*. I mean it ends up being a business that is heavily driven by unit shipments in a lot of different product categories…including areas like mobile, have helped us."

Q3 2012 Earnings Call (11/1/2012)
"*We're actually growing DivX and very excited that we're growing* in the area where the CE business is growing, mobile and tablet…"

2013 Analyst Day (1/9/2013)
"Right now, *DivX is an important part of the Company*…the traditional DivX businesses is still good going forward…*we certainly think there's an opportunity for some growth.*"

Q2 2013 Earnings Call (7/31/2013)
"While there is still a lot to do here, *we believe that DivX Plus Streaming can play a meaningful role* in emerging TV Everywhere and OTT markets"

ROVI announced it planned to divest DivX in October 2013

Source: Company transcripts and presentations.
Emphasis added to quotes.

Failed Growth Initiative: TotalGuide

TotalGuide was one of ROVI's most important internal development projects and projected growth drivers for the Product business

Initial Plan	Rollouts
- Targeted initial customer sign-ups in the first half of 2011 - Solution encompassed: **TotalGuide (for advanced set top boxes)** - Targeted initial deployments in late 2011 **TotalGuide Lite (for older, non-IP connected set top boxes)** - Targeted initial deployments in late 2011 **TotalGuide xD (for iPad)** - Targeted initial deployments in first half 2011	**Service Providers** - TotalGuide - Cogeco, Charter and Buckeye (signed in 2011, deployed in 2012) - Bend Broadband (trials began Q1 2012) - TotalGuide xD - Armstrong (deployed Q4 2011) - Cogeco, Charter and Buckeye (signed in 2011, deployed in 2012) - Bend Broadband (trials began late 2011) **Consumer Electronics** - Tier One Launches - Toshiba US & EU, Sharp US & EU and Panasonic US (2012) - Samsung (2011)

Failures

✘ Developments and deployments consistently delayed

✘ Unable to get traction with either customer base

✘ Significant source of investment spending for years

✘ Completely discontinued product line due to lack of success

Shut down and discontinued all major product lines

Source: 2011 Analyst Day presentation (1/7/2011) and 2012 Analyst Day presentation (1/12/2012).

Failed Growth Initiative: TotalGuide (Cont'd.)

ROVI continued to hold up TotalGuide as a key growth driver despite mounting evidence of failure

Q4 2009 Earnings Call *2/11/2010*
"*Many, many of the CE manufacturers, and in fact, some fairly significant service providers [are] interested in TotalGuide*.... And to be frank, our concern is not whether we'd be able to sign customers but our responsiveness to be able to deal with **all that the customer demand** that we're naturally going to have."

2012 CES Presentation *1/12/2012*
"But the **big growth driver** you see on the product side is going to be on the back of TotalGuide."

JMP Conference *5/5/2012*
"**TotalGuide is a significant initiative for us**. TotalGuide is both a solution for CE manufacturers as well as a solution for service providers.

Q3 2012 Earnings Call *11/1/2012*
"**So TotalGuide for CE as an embedded product will be stopped**…. We are going **full steam ahead** in the service provider space with TotalGuide. That has not changed

Q4 2012 Earnings Call *2/13/2013*
"This year in the area of discovery, the launch and deployment of TotalGuide in the service provider space that we are working on is going to continue to be **a very, very significant focus for us**."

Q2 2013 Earnings Call *7/31/2013*
"We continue to be **optimistic about the incremental revenue** contribution for 2014 from our TotalGuide products."

Q4 2013 Earnings Call *2/12/2014*
"We have **ceased to invest in TotalGuide** for set-top boxes and are redirecting these funds to developing a cloud-based platform for delivery of guidance products."

After years of development, ROVI discontinued TotalGuide in 2013

Source: Company transcripts and presentations. Emphasis added to quotes.

Despite A Long History of Failures, ROVI is Actually Increasing Investment in Growth Products

Investment in Growth Products



$mm

Investment in "pre revenue" products[1]

Given this Board's disappointing track record, shareholders should be concerned about a similar outcome under the same leadership

Source: 2015 Analyst Day presentation (1/9/2015).
Note: Excludes equity-based compensation, transaction, transition and integration expenses.
1.   Represents R&D spending on "pre-revenue" growth products per management comments on Q4 2014 earnings call

ROVI's History of Underperformance



| Failed Strategic Plans & Poor Execution | Excessive Cost Structure | Undisciplined Capital Allocation | Misaligned Compensation | Poor Corporate Governance |

ROVI Has Invested Significant Capital Into its Growth Strategy…

Overall R&D and M&A Investment Since 2011[1]



$mm
$1,500
$1,250
$1,000
$750
$500
$250
$0
$380
$763
$150
$28
$1,320
$380
Represents 78% of ROVI's current market capitalization³
R&D
Sonic
Other M&A ²
Purchases of Patent Portfolios
Total Investment

Source: Company filings and releases.

1. R&D excludes impact of Sonic businesses, which are classified as discontinued operations; R&D investment excludes equity-based compensation and transaction, transition and integration expenses; 2011A ROVI standalone R&D expense based on reported R&D and equity-based compensation numbers per 2013 10-K filing; equity-based compensation allocated between COGS, R&D, and SG&A based on the same proportions as reported in the 2012 earnings release (8-K dated 2/13/2013); ROVI's overall transaction, transition and integration expenses from 8-K dated 2/13/2013 were in-line with overall figures from 2014 10-K numbers and assumed unchanged.
2. M&A expenditures shown net of cash acquired.
3. Based on a share price of $18.58 as of 4/15/2015 and 90,531,529 shares as per proxy filing as of 4/13/2015.

…However, Increasing Investments Have Not Translated into Material Revenue Growth



Despite heavy investments in growth initiatives, ROVI does not expect material product revenue growth until 2017

Source: Company filings, and 2015 Analyst Day presentation (1/7/2015).

Note: Excludes sales of Sonic businesses which have been removed from financials presented in 2012 through 2014.

1. *R&D investment excludes equity-based compensation and transaction and integration costs.*
2. *2011A ROVI standalone R&D expense based on reported R&D and equity-based compensation numbers per 2013 10-K filing; equity-based compensation allocated between COGS, R&D, and SG&A based on the same proportions as reported in the 2012 earnings release (8-K dated 2/13/2013); ROVI's overall transaction, transition and integration expenses from 8-K dated 2/13/2013 were in-line with overall figures from 2014 10-K numbers and assumed unchanged. 2015 is EC estimate based on change in investment in mature and growth products per 2015 Analyst Day.*

…and All Purported Cost Reductions Have Been Reinvested Back into the Business

Overall Adjusted Operating Expense Bridge 2011 to 2015E Guidance [1,2]



Source: 2015 Analyst Day presentation (1/7/2015).
1. *Represents midpoint of guidance presented at 2015 investor day.*
2. *Adjusted to exclude equity-based compensation expense, transaction, transition and integration expenses, change in contingent consideration related to acquisitions, restructuring and asset impairment charges and depreciation and amortization.*

As a Result, Margins Have Declined Significantly

Overall Revenue Growth and Adjusted EBITDA Margin



EBITDA Margin	50%	40%

Source: Company filings and 2015 Analyst Day presentation (1/7/2015).
Note: 2015E estimates represent midpoint of guidance presented at 2015 investor day; excludes equity-based compensation expense, transaction, transition and integration expenses, change in contingent consideration related to acquisitions, restructuring and asset impairment charges and depreciation and amortization. 2010 numbers from company filings and exclude Sonic.

Lack of "Cost Culture" Highlighted by Maintenance of At Least Three Corporate Offices



CEO Office: Wayne, PA

Corporate HQ: Santa Clara, CA

CFO Office: Burbank, CA

ROVI spends over $50mm on "corporate" costs, or nearly 10% of sales

Source: Company filings and presentations.

Company's Long-Term Plan Implies OPEX Spending Will Continue to Grow

Implied OPEX Spending per Guidance and Long-Term Plan[1]

$mm



Source: Company filings, 2015 Analyst Day presentation (1/7/2015).

1. *Assumes midpoint of 2015E guidance of $535mm to $565mm, long-term target growth of 10.0% and midpoint of long-term total COGS and OPEX of 50.0% to 54%.; adjusted to exclude equity-based compensation expense, transaction, transition and integration expenses, change in contingent consideration related to acquisitions, restructuring and asset impairment charges and depreciation and amortization.*

Despite Past Failures, ROVI is Investing Significant Capital into Speculative Growth Projects

Nearly all of existing Product EBITDA is from legacy guides and ACP, which require only limited investment

2015E Planned Investment and Revenue Forecasts



$mm

■ Investment[1] ● Revenue[2]

Mature Products	Data & Advertising	Pre-Revenue[3]
$55	$80	$75

Without an objective evaluation of this strategy, shareholders risk a similar outcome as DivX, ROVI Entertainment Store, and TotalGuide

Source: 2015 Analyst Day presentation on 1/9/2015, 10/20/2014 SEC correspondence, Q4 2014 earnings call, EC estimates.
1. Spending estimates based on ROVI 2015 Analyst Day presentation
2. Revenue estimates based on 10/20/2014 SEC correspondence and EC estimates. Assume IPG and ACP are mature products; mature revenue forecast based on EC estimates. Data and Advertising revenue forecast calculated as difference between total product revenue and mature revenues.
3. "Pre-revenue" investment based on management comments on Q4 2014 earnings call

At the Current Rate, ROVI Will Invest Over $600mm in Growth Products Before Material Revenue Growth is Expected

Cumulative Growth Investment[1]



$mm

Given ROVI does not expect material product revenue growth until 2017, we have trouble reconciling how shareholders earn a good return on this level of spending

Source: 2015 Analyst Day presentation (1/7/2015).
1. Based on Growth Product costs of $137mm and $155mm in 2014 and 2015; assumes annual Growth Product cost remains flat at $15mm thereafter.

ROVI's History of Underperformance



Failed Strategic Plans & Poor Execution → Excessive Cost Structure → Undisciplined Capital Allocation → Misaligned Compensation → Poor Corporate Governance

ROVI Has Spent ~$1bn on Acquisitions Since 2009

ROVI leadership has demonstrated a track record of failed M&A, spending over $1bn on 11 acquisitions which, to date, have generated little to no revenue growth

Acquisition History Since Macrovision – Gemstar / TV Guide International, Inc. Acquisition

	Target	Date	Price
Advertising	SideReel, Inc.	2011	$35.5mm
Analytics	IntegralReach	2013	~$10mm[1]
Cloud	Snapstick	2012	~$20mm
	Fanhattan	2014	$12.0mm
	Sonic Solutions	2011	$763.1mm
Discovery	MediaUnbound	2010	~$5.9mm
	DigiForge	2011	~$14.7mm
	Veveo	2014	$67.6mm[2]
IP	Patent portfolio	2014	$28.0mm
Metadata	Muze, Inc.	2009	~$17.0mm
	Music metadata distribution business	2009	~$8.3mm
	Total		**~$1bn**

☐ = has been sold

Source: Company filings.
1. Price does not include an additional $3.0mm that will be paid if certain customer attainment goals are met (ongoing).
2. Price does not include an additional $7.0mm in contingent consideration on attainment of specific goals.

There Are Bad Acquisitions…And Then There's Sonic

The Sonic acquisition resulted in the entire business being divested in pieces for a capital loss of $677mm, the equivalent of 41% of today's market cap

Result of Sonic Acquisition



$763.1
$17.5
($6.5)
$75.0
Value Destruction
$677.1
Sonic Acquisition
Sale of Roxio Consumer Software
Sale of Rovi Entertainment Business 1
Sale of DivX and MainConcept 2
Total Value Destruction

Not only was Sonic incredibly value destructive, but was also a terrible strategic error; the ENTIRE acquired business was later considered to be non-core

Source: Company filings.

1. *$8.5mm paid to buyer of Rovi Entertainment Business shown net of $2.0mm sellers note.*
2. *Includes cash consideration received of $52.5mm and contingent consideration of $22.5mm.*

Expectations Behind the Sonic Acquisition Were Unrealistic From the Start

ROVI Expectations for Sonic[1,2,3]



$mm

2010A – 2014A CAGR

Total Sonic 29.1%

Growth Businesses 43.5%

Roxio Consumer 0.3%

	2010A	2011E	2012E	2013E	2014E
Total	$179	$200	$278	$373	$497
DivX & Rovi Entertainment Store	$98	$125	$198	$293	$415
Roxio Consumer	$81	$75	$77	$80	$82

■ Roxio Consumer   ■ DivX & Rovi Entertainment Store

The Board approved a "bet the farm" transaction predicated on the achievement of extremely aggressive targets

Source: Company filings and presentations.
1. *Sonic revenue calculated from 2011 Analyst Day guidance for Rovi and Sonic separately. Displays 5 yr window assuming long term target model begins following 2011 explicit guidance.*
2. *Roxio revenue calculated from 2012 Analyst Day and management guidance at Cowen conference on 7/1/2011. Assumes 3% growth following 2011 explicit guidance.*
3. *DivX and RES revenue calculated as difference between total Sonic revenue and Roxio consumer revenue.*

ROVI's Current Board is Responsible for the Value Destruction Caused by the Sonic Acquisition

With the exception of the CEO change and the very recent addition of a new Board member, the Board features the same individuals that presided over the Sonic acquisition

Directors During the Sonic Acquisition		Current Board
Chairman Andrew Ludwick		Chairman Andrew Ludwick
Alan Earhart		Alan Earhart
James Meyer		James Meyer
James O'Shaughnessy		James O'Shaughnessy
Ruthann Quindlen		Ruthann Quindlen
CEO Fred Amoroso		CEO Tom Carson
		N. Steven Lucas

ROVI's History of Underperformance



Failed Strategic Plans & Poor Execution | Excessive Cost Structure | Undisciplined Capital Allocation | **Misaligned Compensation** | Poor Corporate Governance

ROVI's Board & Management Remain Well Paid While Shareholders Have Lost Money

Shareholders have suffered ~$5.6bn of losses since the Sonic deal while the Board and Management[1] team have netted ~$48m in cumulative compensation



(share price in $)

($mm)

$47.7

$31.4

$20.5

$6.8

(51.4%)

Apr-10   Apr-11   Apr-12   Apr-13   Apr-14   Apr-15

2011   2012   2013   2014

■ = Cumulative Board and Management compensation since the Sonic acquisition

Shareholders continue to suffer while Directors continue to make ~$300k per year

Source: Company filings, FactSet as of April 15, 2015.
1. Management team includes CEO Tom Carson, President and COO John Burke, CFO Peter Halt and EVP Pamela Sergeef.

ROVI's Director Compensation is Significantly Higher Than Larger Peers



Average 2014 Director Compensation

At $310K per year, ROVI directors earn ~25% more than large-cap companies and ~60% more than similar sized mid-cap companies

Source: "2014 Director Compensation Report" in October 2014 by Frederic W. Cook & Co., Inc., company proxy filings
1. "Mid-cap" defined as public companies with market capitalization between $1-5bn.
2. "Large-cap" defined as public companies with market capitalization above $5bn.

Shareholders Have Repeatedly Disapproved of ROVI's Compensation Practices

- We believe ROVI's "say-on-pay" results is evidence of an insular Board that has ignored shareholder concerns for numerous years

Shareholder Approval of Executive Compensation



In our view, ROVI's abhorrent "say-on-pay" votes along with the declining trend signify a willful neglect by the Board to appropriately set executive compensation

Source: Public Filings, FactSet Shark Repellent.



Engaged Capital Addressed ROVI's Significant Executive Compensation Deficiencies in a Letter

The June 2014 letter provided a detailed critique of ROVI's compensation plan and included numerous recommendations aimed at properly aligning compensation with shareholders







GLENN W. WELLING
PRINCIPAL
CHIEF INVESTMENT OFFICER

June 2, 2014

Mr. Andrew K. Ludwick
Chairman of the Board of Directors

Mr. James P. O'Shaughnessy
Chairman of the Compensation Committee

Rovi Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

Dear Messrs. Ludwick and O'Shaughnessy:

As you may know, we have been ROVI shareholders for over a year, throughout which we have maintained a constructive dialogue with management and the Board. Recently, we discussed ROVI's executive compensation structure with both Mr. Ludwick and ROVI's CFO Peter Halt. Given the disappointing say-on-pay votes of 71%, 53%, and 41% over the past three years, it is clear that shareholders believe ROVI's compensation structure requires significant change.

As promised in our conversations with Andy and Peter, we wanted to provide you with feedback on ROVI's existing compensation plan and suggest some potential improvements. We have substantial experience in this area and have helped design compensation plans for several Fortune 500 companies. We hope the enclosed thoughts will provide the compensation committee with the perspective of how long-term shareholders view ROVI's existing plan, as well as some potential changes that would better align management pay with performance and should be helpful in securing future shareholder support.

200% Discretionary Component of the Annual Bonus

Issue:

According to ROVI's proxy, the compensation committee retains the discretion to award the CEO an additional cash bonus up to 200% of his base salary. This discretionary component is excessively large, equal to the maximum annual bonus available to the CEO in a given year. In 2012, a year of poor operational performance, ROVI's CEO was awarded nearly 90% of his annual bonus target due to a sizable discretionary award despite earning only 48% of his bonus based on objective operating metrics. This discretionary award was one of the primary criticisms cited by ISS in its 2012 report. Given the poor say-on-pay result in 2012, we were surprised to see the use of this discretionary bonus again in 2013. While much smaller than the previous year, this bonus was again criticized by ISS in its 2013 report. Shareholders' primary focus when evaluating compensation structures is that compensation is linked to performance; the potential for such a large discretionary award has the potential to seriously impair this link (which is what occurred in 2012).

Recommendation:

The Board should significantly reduce the size of the discretionary award or eliminate it entirely. Best practices would be to base the *entire* annual bonus on objective, quantitative performance metrics, with *no* individual or discretionary component. If the Board feels some discretionary award must be maintained, 10%-20% of target is a more reasonable modifier based on our experience.

ENGAGED CAPITAL, LLC • 610 NEWPORT CENTER DRIVE • SUITE 250 • NEWPORT BEACH, CA 92660 • TEL 949-734-7900 • FAX 949-734-7901

Long-term Incentives Based on Annual Targets

Issue:

ROVI issues performance shares as part of its long-term incentive plan. However, the operational metrics used to award these shares do not reflect the achievement of long-term performance goals as the long-term plan is simply an average of multiple annual plans. In addition, the long-term plan employs the same operational metrics as the short term annual incentive plan. As a result, this structure does not incentivize management to execute against a true long-term strategy, as management's *only* objective is to achieve annual targets. Long-term shareholders understand that a Company's value is based on the Company's future earnings/cash flows and the majority of that value is generated outside of the immediate twelve month period. It is difficult for the Company's long-term shareholders to feel aligned with management when the executive team is not incentivized to achieve longer term (~3 year) operational targets that will drive sustainable shareholder value. Additionally, the 10% TSR modifier is too small and is essentially inconsequential. This was a minor change and, while positive, is not enough to truly impact the Company's long-term incentive plan in 2014.

Recommendation:

The long-term incentive plan should be based on targets derived from a rolling three-year plan. Management has established a long-term strategy that it believes will create value for ROVI's shareholders. The Company even presented some long-term targets in its investor day presentation this past January. As management's primary focus should be executing against this strategic plan, management's long-term compensation should be aligned with achieving these same goals. As such, the operational metrics in the Company's long-term compensation plan should be adjusted to measure longer term performance, rather than annual performance. For example, instead of measuring 2014 revenue, the long-term award should be based on achieving certain revenue targets in 2016, or the three year cumulative revenue total from 2014-2016, or the three year revenue CAGR from 2013–2016. These rolling three year targets are set annually and can be adjusted to capture any changes to ROVI's business (e.g. acquisitions). This type of rolling, long-range target is a standard compensation practice and is used in some form by most major companies. The absence of long-term performance targets sends a message to investors that the Board and management team lack confidence in ROVI's current long-term strategy.

Additionally, we would encourage the Board to include different metrics in the long-term plan than those used in the annual incentive plan. Some key drivers of long-term shareholder value we believe should be considered for inclusion in the long-term plan are: operating expense savings (as cost reductions are controllable, value accretive, and an important component of ROVI's long-term value proposition), return on capital, and EPS (pro-forma for acquisitions/divestitures). The TSR modifier should also be increased, we recommend to around 50%, to further align pay with performance. We would suggest TSR plus two or three key operating metrics with targets set at levels such that achievement of those targets result in significant value creation.

2

Asymmetrical Vesting Factor and Lowered Threshold

Comparison of PSU Vesting Plans
2012 Vesting Factor
2013 Vesting Factor
% Payout Relative to Target
160%
140%
120%
100%
80%
60%
40%
20%
45% 50% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100% 105% 110%
% Performance vs Target

2013 PSU Vesting Plan
Actual 2013 Vesting Factor
% Payout Relative to Target
160%
140%
120%
100%
80%
60%
40%
20%
% Performance vs Target

Issue:

The first chart above compares the payout formula of the 2012 Plan with that of the 2013 Plan (from our conversations with management, we believe the vesting formula for 2014 is unchanged from 2013). Formulas for both periods exhibit an asymmetry which serves to increase payouts for above target performance and mitigate the impact of below target performance. The 2012 Plan had a performance threshold such that 80% of target performance must be achieved to receive a 40% payout and performance under 80% of target would not have received any payout.

The 2013 Plan took two steps backward by a) lowering threshold performance to 50% of target (vs. 80%), and b) flattening the slope of the curve for below target payouts (i.e. increasing asymmetry). As seen above, performance only 10% above plan results in a payout 50% above target, while performance 10% below plan results in a payout ~20% below target. Management has publicly promoted the fact that compensation targets have been set at the high end of guidance. While this may be true, implementing the above plan more than reverses the impact of setting a high bar, as the high end of ROVI's 2014 guidance was only ~4% above the guidance midpoint.

3

Recommendation:

The vesting criteria should be revised such that the upside and downside vesting factors are symmetrical. If operational performance exceeding the plan target by 5% results in a payout 25% above target, then performance 5% below plan target should result in a 25% reduction to the payout. In addition, threshold performance should be increased from 50% back to 80%, similar to what was in place in 2012. Missing targets by over 20% should result in no payouts to executives.

High Mix of Time-Based Awards

Issues:

Nearly 50% of the long-term award comes in the form of time-based restricted stock that is granted without performance criteria. While we appreciate the fact that this component of the award is received in equity, RSUs are not considered performance based incentives unless the grant is determined based on achievement of performance targets. As shareholders would like to minimize the amount of executive compensation that is not performance based, at nearly half of the long-term award and ~40% of total compensation, ROVI's time-based RSU component is too large.

Recommendations:

Decrease the percentage of the long-term award paid in time-based restricted stock. Increasing the performance based component will demonstrate that executive compensation is aligned with shareholders. We would recommend that at least 2/3 of the long-term award be comprised of performance based shares/RSUs.

For Additional Consideration

Over the course of our investment we have spoken with management regarding the fact that we believe ROVI has an opportunity to create lasting shareholder value by significantly reducing the Company's operating expenses. With Deloitte now hired and the initial cost assessment underway, we strongly encourage the Board to include cost savings as part of the performance criteria in the 2015 executive compensation plan. ROVI is fortunate that a very controllable aspect of its business, its cost structure, offers material upside to shareholders if properly managed. The Board and management team have ample time between now and the end of Fiscal 2014 to formulate a plan of attack and incorporate the anticipated savings into the Company's 2015 plan, financial guidance, and executive compensation.

We hope you find this "shareholder's perspective" useful in shaping your thinking around the needed changes to ROVI's compensation structure. We have significant experience working with our portfolio companies and their compensation consultants in designing effective compensation plans. Our involvement in the design process is often a strong endorsement for discussions with other influential shareholders and the proxy advisory firms. ROVI's previous say-on-pay votes indicate that additional change is needed, and we believe we can be a valuable resource to the Board as you continue to refine the Company's executive compensation framework. Please reach out to us to discuss this further as we look forward to working together to ensure ROVI has a compensation plan that is completely aligned with creating value for shareholders.

Sincerely yours,

Glenn W. Welling

cc: Mr. Thomas Carson
Mr. Peter Halt
Mr. James E. Meyer

4

ROVI's Executive Compensation Programs
Required Material Changes In Numerous Areas

Problem

Description

Discretionary Compensation

- Discretionary component of CEO cash bonus was up to 200%
- CEO was awarded 90% of annual bonus target in 2012 despite poor performance relative to goals ($264k based on performance plus $211k discretionary, of $550k goal)

Misaligned Long-term Incentives

- Long-term performance awards based on short-term operating metrics (revenue, operating income)

Time-based Awards

- Nearly half of long-term equity grants based on time rather than performance criteria

Changing Bonus Thresholds (opacity of goals)

- Asymmetric upside / downside on performance share grants, with greater upside on outperformance than downside on underperformance

While positive changes have been made very recently, they only occurred after years of poor "say-on-pay" votes, criticism from proxy advisory firms, and shareholder intervention

Source: Problems from compensation described in the 2014 proxy

ROVI's History of Underperformance



Failed Strategic Plans & Poor Execution → Excessive Cost Structure → Undisciplined Capital Allocation → Misaligned Compensation → Poor Corporate Governance

ROVI's Current Board is Stale and in Need of Fresh Perspectives

- **Half of incumbent directors have been on Board for at least a decade**
- **Independent directors earn ~$300k per year**



CEO Tom Carson
4
Alan Earhart
7
Chairman Andrew Ludwick
9
Ruthann Quindlen
11
James O'Shaughnessy
11
James Meyer
18
Average Tenure:
10 Years
0
5
10
15
20
Years on ROVI Board

Source: Company filings.
Note: Excludes N. Steven Lucas.

Directors Have Profited Handsomely Despite Significant Underperformance

Independent Directors - 5 Year Total Return and Compensation Received



Source: Company filings, FactSet as of April 10, 2015.

While Independent Directors Have <u>Never</u> Bought Shares, They Have Not Been Shy About Selling

- No independent director has <u>ever</u> acquired shares in the open market
- Independent directors have sold over 600K shares

Open Market Transactions by Independent Directors



Despite their long tenure, independent directors only own ~0.1% of ROVI[1]

Source: company filings, proxy statements, and form 4s. FactSet data as of 4/15/2015.
1. Non-executive Board member ownership (excluding restricted stock and options), excludes ROVI's CEO.

Low Insider Ownership Signifies Lack of Alignment With Shareholders and Lack of Confidence in ROVI's Plan

ROVI's insiders own a significantly lower stake in the business than other index peers

Average Insider Ownership



ROVI is significantly lower than the average of relevant indices

Source: CapitalIQ as of 4/15/2015.
Note: Ownership includes share ownership and does not include options or restricted stock. Insiders for Rovi include the CEO (Thomas Carson), CFO (Peter Halt), COO (John Burke), General Counsel
(Pamela Sergeeff) and the remaining Directors (Alan L. Earhart, N. Steven Lucas, Andrew K. Ludwick, James E. Meyer, James P. O'Shaughnessy, Ruthann Quindlen)
1. Implied based on ROVI ownership compared to all index constituents. ROVI is not a member of the S&P 500 or Russell 2000 indexes.



Historical Shareholder Votes Indicate
Shareholders are Ready for Change

All three directors we seek to replace have consistently received extremely low shareholder support running unopposed

ROVI Proxy Voting Results – 2013 & 2014



S&P 400 Average: 96%

	2013 results	2014 results
Chairman Andrew Ludwick	79%	74%
James O'Shaughnessy	79%	74%
James Meyer	78%	74%

■ 2013 results ■ 2014 results

This year shareholders have a choice

Source: Public Filings, FactSet Shark Repellent.

Poor Corporate Governance Extends Beyond Executive Compensation

ROVI's Certificate of Incorporation and Bylaws contain a number of shareholder unfriendly provisions

Written Consent
- Shareholder actions by written consent prohibited
- Prevent amendment of bylaws, removal of directors without cause, and filling in board vacancies outside of shareholder meetings

Charter and Bylaw Amendments
- Require support of > 80% of shareholders to amend certain Certificate provisions including a change to cumulative voting of directors
- Weaken ability of minority shareholders to elect directors and discourages shareholder activism

Merger Approval
- Require support of > 80% of shareholders to approve a merger
- Discourage potential acquirors from exploring an acquisition

Special Shareholder Meetings
- Shareholders cannot call special meetings without the support of > 20%
- Limit the ability of shareholders to effect change

Source: Public filings.

The Incumbent Directors We Seek to Replace are Long Tenured With Limited Industry Experience







	Chairman Andrew Ludwick	James Meyer	James O'Shaughnessy
Current / Previous Experience	▪ **Chairman of Rovi since 2008** ▪ Retired since 1997 ▪ CEO experience at multiple networking companies	▪ CEO of Sirius XM Radio ▪ Previously at Thomson Reuters ▪ Consumer Electronics background	▪ IP consultant ▪ Previously, Chief IP Counsel at voice technology company ▪ Previously, Chief IP Counsel at industrial automation company
2014 Approval Votes	× 74%	× 74%	× 74%
ROVI Tenure	× 9 years	× 18 years	× 11 years
Approved Sonic?	× Yes	× Yes	× Yes
SP Experience	× No	× No	× No
OTT Experience	× No	× No	× No
IP Experience	× No	× No	✓ Yes

Engaged Capital's Proposal

Engaged Capital's Proposal for ROVI

Engaged Capital has nominated three highly qualified directors that can catalyze needed change by addressing the following:

Key Drivers of Underperformance

Engaged Capital's Response

Board	Bring in new experienced Board members
Strategic Plan and Execution	Review Company strategy, structure, and spend
Cost Structure	Review Company strategy, structure, and spend
Capital Allocation	Explore more efficient capital structures and ways to return capital to stockholders
Corporate Governance	Align executive compensation; improve governance

Engaged proposes forming a committee with two of its nominees and one of the incumbent independent Board members to conduct this review

Engaged Capital's Plan:
Reconstitute the Board







	David Lockwood	Raghavendra Rau	Glenn W. Welling
Current / Previous Experience	■ CEO and President of EnergySolutions (current) ■ Chairman and CEO of Liberate Technologies ■ CEO and President of Intertrust Technologies ■ Director at Unwired Planet, Steinway Musical Instruments and BigBand Networks ■ Managing Partner of the ValueAct Small Cap Fund	■ Former CEO and director of SeaChange ■ Director of iProf Learning Solutions ■ Director at Aviat Networks ■ Director at Microtune Inc. ■ Former leadership positions with Motorola including SVP Strategy, Networks and Enterprise, SVP Mobile TV Solutions ■ Director, Center of Telecom Management, USC	■ Founder and CIO of Engaged Capital (current) ■ Director at Jamba ■ Pending director at Medifast ■ Managing Director at Relational Investors ■ Managing Director at Credit Suisse ■ Partner and Managing Director of HOLT Value Associates (acquired by Credit Suisse) ■ Senior Manager at A.T. Kearney

Our Nominees Have the Experience Necessary to Create Value at ROVI

✓ **Experience in the online video and Over-the-Top (OTT) industries**

✓ **Close relationships with key C-level personnel at large Tier 1 and Tier 2 service providers**

✓ **Experience operating software companies**

✓ **Successful track records building next generation software products accepted by the largest service providers**

✓ **Significant experience with Intellectual Property Management**

ENGAGED CAPITAL

David Lockwood Full Biography

Mr. Lockwood's extensive experience leading public companies, his expertise with IP licensing, and relationships with service providers will be valuable assets to the Board



- Currently, Mr. Lockwood is the Chief Executive Officer and President of EnergySolutions, an environmental services and technology company, where he previously served as a director
- Previously, Mr. Lockwood served as the Chairman and Chief Executive Officer of Liberate Technologies, a publicly traded provider of applications and services to the telecommunications, satellite and cable industries
- Before that, Mr. Lockwood was the Chief Executive Officer and President of Intertrust Technologies, a supplier of digital rights management and computing systems, where he also served as director
- Former director at each of:
  - Unwired Planet, an intellectual property licensing company focused on the mobile technology sector
  - Steinway Musical Instruments, a manufacturer of musical instruments
  - BigBand Networks, a leader in digital video networking
- Professional experience also includes work in the financial services industry
  - Managing Partner of the Valueact Small Cap Fund
  - Managing Director of Goldman Sachs

Raghavendra Rau Full Biography

Mr. Rau is an accomplished global executive who has led transformative change in software companies, and has experience in the online video, OTT, and IP industries as well as close relationships with large service providers



- Currently, Mr. Rau serves as a founding director of iProf Learning Solutions, an e-learning company
- Previously, Mr. Rau served as the CEO and as a director of SeaChange International, a software company that is a leader in video technologies enabling transformative multi-screen video services through open, cloud-based, intelligent software platforms trusted by cable, OTT, telco and mobile operators globally
- Served as a director at each of:
  - Aviat Networks, a leader in wireless networking solutions
  - Microtune, a global leader in RF integrated circuits and subsystem modules
- Has held various leadership positions with Motorola, including most recently as Senior Vice President of the Mobile TV Solutions Business and Senior Vice President, Strategy for the Networks and Enterprise business
- Mr. Rau's extensive experience in the technology industry, together with his management experience, will enable him to provide the Company with valuable financial and executive insights, well qualifying him to serve on the Board

Glenn Welling Full Biography

Mr. Welling's leadership and expertise in corporate strategy, capital allocation, executive compensation, and corporate governance is well respected and needed on ROVI's board



- Mr. Welling is the Founder and Chief Investment Officer of Engaged Capital, a California-based investment firm and registered advisor with the SEC focused on investing in small and mid-cap North American equities
- Mr. Welling also currently serves as a director of Jamba, a leading health and wellness brand and the leading retailer of freshly squeezed juice
- Previously, served as a Managing Director and consultant to Relational Investors, a $6 billion activist equity fund and registered investment advisor with the SEC
- Former Managing Director at Credit Suisse, a leading global financial services company
- Partner and Managing Director of HOLT Value Associates, a then leading provider of independent research and valuation services to asset managers
- Managing Director of Valuad U.S., a financial software and training company
- Senior manager at A.T. Kearney, one of the world's largest global management consulting firms
- Mr. Welling's senior executive experience as an investor, consultant and investment banker at Credit Suisse advising senior executives and boards of directors in developing strategies that will increase the value of their companies along with his expertise in improving governance structures including developing executive compensation plans that align pay with performance, will enable him to provide effective oversight of the Company as a member of the Board



Engaged Capital's Plan:
Install New Strategy & Finance Committee

- Given past failures, ROVI's current Strategy Committee does not provide sufficient leadership and risk oversight

- New and independent directors with fresh perspectives are required to properly assess the Company's strategy

- Following their appointment, our nominees intend to form a new Strategy and Finance Committee
  - This Committee will:
    - Be chaired by one of our nominees
    - Include a majority of new and independent directors
    - Have the authority to hire outside advisors to assist in the review of ROVI's strategy
    - Commence a full review of the Company's strategy, including a thorough and detailed evaluation of each component of the product strategy

- The Committee will report its findings to the full Board, including the CEO, and make recommendations regarding suggested changes

Engaged Capital's Plan:
Comprehensive Review of Product Strategy

Comprehensive Review

- All pillars of the product strategy will be analyzed individually
- Includes metadata, analytics, search and recommendations, and connected guide

Assess Competition

- Detailed analysis of competitors' offerings across each product platform
- Includes understanding both current offerings as well as next generation products

Current Offerings and Pipeline

- Detailed assessment of current product portfolio and development pipeline
- Evaluate quality of technology, ease of integration, and ability to stay up to date
- Given past development issues, investigate risk factors associated with achieving timely delivery and achieving full product capability

Customer Outreach

- Reach out to service providers to gain independent assessment of interest in ROVI's products
- Utilize our nominee's close relationships with service providers to assess likelihood of partnering with ROVI

Engaged Capital's Plan:
Comprehensive Review of Product Strategy (Cont'd.)

Revenue Model

- Bottoms-up, risk-adjusted revenue build for each platform over several years
- Carefully consider likelihood of adoption by each potential Tier 1 customer
- Assess probability of replacing third party competitors or large service providers' internal solutions
- Understand time required for integration and time to material deployment

Sales Model and Strategy

- Analyze go-to-market strategy given complexity of ROVI's business model
- Thoughtfully assess priority in which ROVI approaches potential customers
- Understand time required to land customers and finalize negotiations
- Consider potential changes to sales strategy for products new to ROVI

Investment Review

- Understand specific allocation of R&D and SG&A dollars across each platform
- Analyze how this level of expense is expected to evolve over time
- Understand upfront cost to develop and deploy product, as well as ongoing operating costs once in operation
- Incorporate length of product cycle and requirements to maintain technology relevance

Strategic Options

- Thoughtfully understand impact of ROVI's IP strategy on product adoption
- Understand impact of product investment on furthering ROVI's IP strategy
- Assess whether strategy could be de-risked or growth accelerated though potential partnerships
- Evaluate potential strategic interest in products in order to maximize value



Engaged Capital's Plan:
Comprehensive Review of Product Strategy (Cont'd.)

- The new Strategy and Finance Committee will present to the entire Board a specific recommendation on each individual product category
- All options should be "on the table," including:
  - Shifting investment dollars from higher risk, more speculative products to projects with a greater likelihood of success or higher return prospects
  - Selling or partnering certain products or technologies given the execution risk if kept in-house
  - Reducing, but not eliminating, investment spend on certain products to more appropriately align expenses with realistic revenue projections
  - If necessary, shutting down investment in certain products where the risk profile is too great and third parties are not interested in acquiring
- To be clear, we are **NOT** advocating a shutdown of ROVI's product strategy or an arbitrary reduction in cost
- Our goal is to ensure that shareholders earn an appropriate return on ROVI's investment spending
  - As ROVI does not anticipate material product revenue growth until 2017, we struggle to understand how the Company will generate sufficient returns at current investment levels
- Given the long history of failed product initiatives (e.g. DivX, Rovi Entertainment Store, TotalGuide) we believe shareholders cannot rely on the incumbent Board's assessment of ROVI's latest product strategy

Our independent nominees will bring a sorely needed fresh perspective into the boardroom to ensure growth projects are appropriately risked

Engaged Capital's Plan: Optimize Corporate Cost Structure

- In conjunction with a review of the product strategy, the newly formed Strategy and Finance Committee will complete a thorough analysis of ROVI's cost structure

- Specific actions of this cost review will include:
  - Benchmarking study conducted by outside experts to understand ROVI's cost structure
  - Analysis of global facilities, including opportunities to rationalize space and outsource/offshore certain functions
    - For example, does the company need senior executives in three different locations?
  - Review of corporate overhead structure including legacy expenses resulting from failure to fully integrate numerous acquisitions
  - Review of the structure and management of the Company's research and development organization given the long track record of poor execution and product delays
  - Review of the structure and management of the Company's sales organization given the lack of growth in product revenue and recent shift towards new product categories

- We are confident that significant opportunity exists to reduce expenses and increase both earnings and cash flow irrespective of any potential changes to the product strategy



Engaged Capital's Plan:
Implement Capital Allocation Best Practices

- Implement a disciplined capital allocation framework

  - All potential uses of capital will be benchmarked against share repurchases

  - Capital will be allocated to the alternative representing the highest risk-adjusted return

  - Internal investments will be assessed under the same framework

- All acquisitions will be subject to intense diligence

  - Only consider transactions which significantly exceed the Company's internal return-on-investment hurdles

  - Must represent the highest and best use of capital when measured on a risk-adjusted basis against all other alternatives

  - Will not consider acquisitions that do not fit directly with the Company's core competencies and strategies

  - Should not rely on revenue synergies to generate appropriate returns

  - Any potential transactions which are large in size or have minimal profitability will need to generate a higher return in order to compensate shareholders for the inherent risk

- Evaluate the merits of installing a dividend under the framework of the revised capital allocation discipline

Given the incumbent Board's past capital allocation mistakes, adding our nominees to the Board is critical to mitigating any future risk to shareholders



Engaged Capital's Plan:
Improve Corporate Governance and Compensation

- Determine the key drivers of shareholder value and tie executive compensation to those metrics

- Targets will be based on achieving the Board's approved long-term strategic plan

- Enhance visibility and transparency behind both short and long-term targets

- Payouts should reward management for good performance but should be set at challenging levels

  - We are happy to pay for performance

- Proactively talk with shareholders and proxy advisors to help determine the optimal compensation structure

- Implement best in class corporate governance practices

- Reduce board compensation to a more appropriate level

ROVI's April 13 Letter to Shareholders Contains Numerous Misleading Statements

ROVI vs. Reality: Stock Performance

✗ ROVI's Claim

- *"Rovi has outperformed benchmarks since the transformation began"*



$200.00
$150.00
$100.00
$50.00
$0.00
07/18/12
02/01/13
08/20/13
03/07/14
09/22/14
04/09/15
82%
69%
52%
52%
32%
ROVI
S&P 500
NASDAQ
2015 Proxy Comps
IP and DaaS Comps

✓ Reality

- Rovi's return analysis begins the day after a **<u>43% drop</u>** in the stock, marking the lowest share price in over six years
- To say Rovi's chart is intentionally misleading would be a **<u>massive</u>** understatement



$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Apr-15
07/18/12
$18.58
(51.4%)

July 18, 2012 is <u>THE ONLY</u> date from which ROVI has outperformed <u>ANY</u> peer group or index

ROVI's Board employs misleading "cherry-picking" to defend a defenseless track record, as ROVI has significantly underperformed ALL peers and indices over ANY reasonable time period

Source: FactSet data as of 4/15/2015.
Peer groups and performance as presented in ROVI letter to shareholders on 4/13/2015.

ROVI vs. Reality: Product Strategy

✗ ROVI's Claim

- *"We expect revenues from these initiatives to be a key driver in sustaining double-digit growth in and beyond 2017"*

- *"We are seeing early enthusiasm from customers on a number of initiatives"*

- *"We apply rigorous internal tests, including comprehensive analysis and risk-adjusted IRR assessments when evaluating new investment opportunities, whether organic or acquired"*

- *"It does not make sense to opine on the success of products and IP today for initiatives that are deliberately aimed at a critical 12-24 month market opportunity"*

✓ Reality

- We believe ROVI's product portfolio includes a number of valuable assets, including the Company's metadata franchise and return path data/analytics platform

- However, given the sheer level of investment and the track record of failed products, investors have numerous questions:
  - How does ROVI have any real visibility into revenue growth in 2017?
  - If the Company is seeing early enthusiasm for its products, why is revenue growth not forecasted to occur until 2017?
  - How aggressive are the revenue assumptions needed generate attractive IRRs and justify the current level of spend?
  - What level of Tier 1 service provider adoption is necessary for this strategy to be successful?
  - Is material product adoption by Tier 1 service providers realistic given the Company's IP licensing strategy?
  - Is the 12-24 month window of market opportunity a function of lack of current customer demand or internal delays (as we saw with DivX, RES, and TotalGuide) in bringing the products to market?
  - Given we are two years away from material revenue growth from products, what makes current growth projects less risky than past efforts such as Rovi Entertainment Store and TotalGuide?

- As new and independent directors, our nominees will diligently seek answers to these questions

---

Hope is not a strategy

ROVI vs. Reality: Board Change Will Hurt Renewals

✖ ROVI's Claim

- *"Dramatic, non-amicable Board change could derail our strategic transformation and hinder our ability to deliver long-term value creation, including by enabling and even encouraging key service providers to drag-out upcoming negotiations"*

✓ Reality

- We understand the importance of ROVI's IP business and have a vested interest in successful renewals

- **As such, there is <u>no scenario</u> in which we would advocate any action that would harm ROVI's IP business or the upcoming renewals**
  - To do so would directly negatively impact our own fund's performance – we only win when all shareholders win

- Regardless, this contest will be resolved by May 13, well in advance of renewal deadlines late this year

- The renewals will be primarily determined based on the strength and breadth of ROVI's patent portfolio

- Adding our nominees could <u>help</u> with the renewals, given their experience with IP and close relationships with senior executives at the Big 4
  - The majority of the incumbent directors do not have experience with IP or Service Provider negotiations

---

ROVI is using the upcoming licensing renewals to scare shareholders from supporting change

ROVI vs. Reality: Ownership

✗ ROVI's Claim

- *"All of ROVI's current Board members own meaningful amounts of ROVI's stock"*

- *"Engaged Capital seeks representation that is significantly disproportionate to its minimal holdings"*

✓ Reality

- The ENTIRE ROVI Board, with an average tenure of ~10 years, owns only ~0.2% of ROVI shares[1]
- ROVI's insider ownership is significantly below the S&P 400 average
- Engaged Capital owns ~3x as many shares as all of ROVI's directors combined
- Engaged Capital's position in ROVI relative to its portfolio is larger than ALL OTHER shareholders
- Who has more "skin in the game?"





If the Board is so confident in its strategy for ROVI, why do the Company's directors own such a small amount of stock…as they say, actions speak louder than words

Source: Engaged Capital proxy statement filed 4/13/2015, CapitalIQ., ROVI proxy
1.   Full Board member ownership (excluding restricted stock and options)

ROVI vs. Reality: Settlement Proposal

✘ ROVI's Claim

- *"ROVI recently made a good faith settlement offer to Engaged Capital, offering to further augment the Board with two new directors – one of Engaged Capital's nominees and another to be mutually agreed upon"*

✓ Reality

- ROVI's settlement offer was NOT reasonable
- Offered to ADD one of our nominees and ADD another "mutually agreed" upon director
- ROVI's first suggestion for a "mutually agreed" candidate **sits on another public board with one of Rovi's current directors**
  - Demonstrates lengths incumbent Board will go to in order to keep status quo
- Refused to form a new strategy and finance committee independent of the Chairman or CEO
- **Restricted Engaged Capital from buying more than 1% of Rovi's outstanding shares**
  - The Board criticizes our level of ownership, but wants to restrict us from acquiring more shares?
- While the Board claims it wanted to resolve this matter without the "distraction and expense of a proxy fight," the only settlement offer ever proposed by the Board came in early April 2015, despite conversations regarding the addition of new directors which began over a year ago

The Board's settlement offer fell woefully short of the boardroom change required

ROVI vs. Reality

	✗ ROVI's Claim	✓ Reality
Cost Structure	■ *"Rovi has carefully pulled over $100mm of costs and corporate overhead out of the business compared to 2011"*	■ **ALL** cost reductions (and more) have been reinvested ■ Despite supposed cost reductions, margins have declined significantly with EBITDA down ~$50mm on flat revenue ■ Corporate overhead remains above $50mm, or 10% of revenue
Compensation	■ *"Our Board of Directors has enacted a series of fundamental changes to the Company's compensation program"*	■ Changes only came after 3 years of declining "say-on-pay" votes, a failed 41% "say-on-pay" vote last year, proxy advisor criticism, and shareholder intervention ■ As recently as April 13, 2015, the Board continued to defend past pay practices as "designed to attract and retain" key talent
M&A	■ *"We have a clear track record over the past three years of taking a thoughtful and conservative approach to our M&A strategy"*	■ ROVI's short memory conveniently ignores the acquisition of Sonic which was approved by **ALL** non-executive incumbent directors and destroyed ~$680mm of shareholder value ■ Jury is still out on recent acquisitions
Shareholder Support	■ *"Our strategic plan… has received broad support from our own shareholders"*	■ Shareholders vote with their wallets – ROVI's negative share price performance indicates otherwise ■ Shareholders also vote for directors – in 2014, half the Board received only 74% of votes as compared to the typical 96% received by the S&P 400
Transformation	■ *"By supporting Rovi's nominees, you can vote to complete Rovi's transformation with… the best qualified directors, who have been executing this strategic turnaround from the beginning"*	■ The "strategic turnaround" is, in reality, a failed Board trying to clean up the mess it created in the first place ■ You don't get credit for re-attaching a foot if you're the one who blew it off

Source: Company filings and presentations.

The Time for Change is Now

Countless Failings Under Current Board

✗ Significant stock underperformance over any period of time

✗ Approved the acquisition of Sonic which destroyed ~$680mm of shareholder value

✗ Long history of failed growth initiatives, including Rovi Entertainment Store, DivX, and TotalGuide

✗ Continued heavy investment in a growth product strategy that has not yielded material revenue growth and is not expected to for another two years

✗ Allowed EBITDA to decline by ~20% despite flat revenues

✗ Failed 41% "say-on-pay" vote last year

✗ Entrenched directors with average tenure of ten years

✗ Directors have little "skin in the game" only owning ~0.2% of ROVI's shares[1]

We believe change is required to mitigate future risk and to ensure ROVI's valuable assets are finally used to generate returns for shareholders

Source: Engaged Capital proxy statement filed 4/13/2015.
1.   *Full Board member ownership (excluding restricted stock and options)*

We Believe that to Support Incumbent Directors is to Endorse Continued Underperformance

Shareholder returns under incumbent directors speak volumes

1 Year – Indexed[1]



3 Year – Indexed[1]



5 Year – Indexed[1]



Since the Acquisition of Gemstar – Indexed[1,2]



ROVI   Russell 2000   S&P 400 Mid-Cap Software & Services

Source: FactSet data as of 4/15/2015.
1. *Indexed to 0.*
2. *Gemstar-Macrovision merger was announced 12/7/2007.*

Engaged Capital Has A Credible Plan to Correct Underperformance at ROVI…

Key Drivers of Underperformance	Engaged Capital's Response
Board	Bring in new experienced Board members
Strategic Plan and Execution	Review Company strategy, structure, and spend
Cost Structure	Review Company strategy, structure, and spend
Capital Allocation	Explore more efficient capital structures and ways to return capital to stockholders
Corporate Governance	Align executive compensation; improve governance

…and Has Three Experienced Nominees Prepared to Immediately Enact This Plan





	David Lockwood	**Raghavendra Rau**	**Glenn W. Welling**
Current / Previous Experience	■ CEO and President of EnergySolutions (current) ■ Chairman and CEO of Liberate Technologies ■ CEO and President of Intertrust Technologies ■ Director at Unwired Planet, Steinway Musical Instruments and BigBand Networks ■ Managing Partner of the ValueAct Small Cap Fund	■ Former CEO and director of SeaChange ■ Director of iProf Learning Solutions ■ Director at Aviat Networks ■ Director at Microtune Inc. ■ Former leadership positions with Motorola including SVP Strategy, Networks and Enterprise, SVP Mobile TV Solutions ■ Director, Center of Telecom Management, USC	■ Founder and CIO of Engaged Capital (current) ■ Director at Jamba ■ Pending director at Medifast ■ Managing Director at Relational Investors ■ Managing Director at Credit Suisse ■ Partner and Managing Director of HOLT Value Associates (acquired by Credit Suisse) ■ Senior Manager at A.T. Kearney

Vote for Engaged Capital's Nominees